UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2023

Commission File No. 024-11950

Skybound Holdings LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4711413
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Common Interests

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Skybound Holdings LLC is a Delaware limited liability company formed on December 14, 2016. On December 1, 2022, the Company changed its name from Mr. Mango LLC to Skybound Holdings LLC. The Company is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming and music publishing.

On December 16, 2022, the Company began offering for sale, at a fixed price of $500 per limited liability company common equity interest (“Common Interests,” also referred to herein as “Units,” or “Unit”), up to 150,000 Units, for $75 million (such offering, the “Offering”) pursuant to the securities registration exemption afforded by Regulation A and is described in the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950) (such offering statement, the “Form 1-A,” available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm). The Company raised approximately $17,843,500 from the Offering, which closed on June 10, 2023. Including the Offering, as of December 31, 2023, the Company raised a total of $60,546,707 through selling equity membership interests, including preferred interests, common interests, options, warrants, and other convertible instruments.

1

The Company, directly or through its subsidiaries, has majority-owned subsidiaries in the art and entertainment industry.

Directly owned subsidiaries

Bumbio LLC is a holding company organized in Delaware on January 17, 2017.

Blah Blah Boys, LLC is a production company organized in Delaware on May 4, 2017.

Dark Stories, LLC is a production company organized in California on December 19, 2013, which engages in certain activities related to projects in production for television and film, including engaging writers and is a signatory to the Writers Guild of America collective bargaining agreement.

IBO, LLC is a music publishing and record label holding company organized in Delaware on December 10, 2018 and is a majority-owned joint venture of the Company.

Itchy Water, LLC is a limited liability company organized in Delaware on June 30, 2016, which was formerly used for a joint venture but currently has no active operations.

Skybound, LLC owns certain intellectual property and was organized in California on June 2, 2010.

Tea Hot LLC is a production company organized in California on March 3, 2016, which engages in certain activities related to projects in production for television and film, including engaging actors, and is a signatory to the SAG-AFTRA collective bargaining agreement.

This is JoJo, LLC is a production company organized in Delaware on December 22, 2016, which engages in certain activities related to projects in production for television and film, including engaging directors for such works, and is a signatory to the Directors Guild of America collective bargaining agreement.

Viltrumite Pants, LLC is a production company organized in Delaware on May 25, 2018 and is primarily responsible for the production of the animated television series Invincible.

Indirectly owned subsidiaries

Sagafilm ehf. is an Icelandic private limited company and is majority-owned by the Company through Bumbio LLC. Sagafilm ehf. is a production company that engages in production for television and film in Iceland. Sagafilm ehf. owns Sagafinance ehf., which is an Icelandic private limited company and engages in certain financing activities related to the production of television and film projects. Sagafilm ehf. also owns the following 12 Icelandic private limited company which are special purpose vehicles that engage (or previously engaged) in production for television and film in Iceland: Afterlands ehf.; Björgunarþyrlan ehf.; Dead Snow ehf.; European Film Group ehf.; Köld Slóð ehf.; Líf eftir dauðann ehf.; Neytendaþátturinn ehf.; Out of thin air ehf.; Sigurvegarinn TV3 ehf.; Storm ehf.; Superhuman ehf.; Sýndarferðalag ehf.

Shoe Leather Digital, Inc. is a corporation organized in Delaware on August 30, 2017, owned by the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Shoe Leather Digital, Inc. is a production company that creates and distributes original digital content.

Skybound Galactic, LLC is a limited liability company organized in Delaware on March 28, 2018 and is a majority-owned joint venture of the Company through Bumbio LLC. Skybound Galactic, LLC is a production company that engages in production for television. Skybound Galactic, LLC also owns two subsidiaries, Superform, LLC, which is a limited liability company organized in Delaware on August 6, 2019 and engages in certain activities related to projects in production for television, including engaging directors, and is a signatory to the Directors Guild of America collective bargaining agreement, and Spacebound, LLC, which is a limited liability company organized in Delaware on February 12, 2019 and engages in certain activities related to projects in production for television, including engaging writers, and is a signatory to the Writers Guild of America collective bargaining agreement.

2

Skybound Game Studios, Inc. is a corporation incorporated in Delaware on September 7, 2017, owned by the Company through Bumbio LLC. Skybound Game Studios, Inc., which publishes and distributes video games, owns two subsidiaries in Europe, Skybound Games Europe B.V., which was organized in the Netherlands and handles video game distribution in Europe, and Skybound Games UK Limited, which was organized in England and Wales and engages certain employees in the United Kingdom. In addition, Skybound Game Studios, Inc. holds majority ownership in 5th Planet Games A/S, a Danish stock company, which is a mobile games publisher and developer. 5th Planet Games A/S owns 5th Planet Games Development ApS, a Danish private limited company, and 5th Planet Games GmbH, a German limited liability company which is currently under liquidation.

Skybound Interactive, LLC is a limited liability company organized in Delaware on March 11, 2014, owned by the Company through Bumbio LLC. Skybound Interactive, LLC is an interactive entertainment company that licenses certain of the Company’s intellectual property rights to third parties for the development of video games.

Skybound Japan K.K. is a corporation incorporated in Japan on September 21, 2022, owned by the Company through Bumbio LLC. Skybound Japan K.K. is a production company that engages in production for television and film in Japan.

Skybound Music Publishing LLC is a limited liability company organized in California on October 17, 2023 and is majority-owned by the Company through IBO, LLC. Skybound Music Publishing LLC is a music publishing company and is an ASCAP member.

Skybound Music Recordings LLC is a limited liability company organized in California on October 17, 2023 and is majority-owned by the Company through IBO, LLC. Skybound Music Recordings LLC is a music label.

Skybound Stories, Inc. is a corporation organized in Delaware on June 13, 2018, owned by the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Skybound Stories, Inc. is a co-financier of video games.

The Competitive Landscape

The market for entertainment products is intensely competitive and subject to rapid change. We compete against providers of different sources of entertainment, such as movies, television, video games and other interactive entertainment, comic books, online casual entertainment and music that our customers could enjoy in their free time. Important competitive factors in our industry include the ability to attract and maintain strong relationships with creators, quality and creative integrity of our products, brand recognition, reputation, price, and marketing. We compete against other content creators for distribution of the Company’s content across varied media and platforms. We also compete against other entertainment video, streaming and interactive providers, such as multichannel video programming distributors, streaming entertainment providers (including those that provide pirated content), video gaming providers and more broadly against other sources of entertainment that our customers could choose in their moments of free time. The Company’s merchandise licensing, publishing and retail businesses compete with other licensors, publishers and retailers of character, brand and celebrity names. Operating results for the merchandise business are influenced by seasonal consumer purchasing behavior and by the timing and performance of programming broadcasts, publication and game and theatrical releases.

We also compete against streaming entertainment providers and content producers in developing new relationships with creators and acquisitions or licenses of new content for exploitation by the Company according to its model across various media.

The Company’s internet websites and digital content products compete with other websites and entertainment products in their respective categories.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for ongoing engagement with a dedicated audience of fans of the Company’s intellectual property.

Sources of Revenue

The Company’s revenue stems from the exploitation of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the exploitation of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the exploitation of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

3

The Company’s Team

As of the date of this Report, the Company employs 159 full-time employees and 2 part-time employees.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it, , or the Company may encounter content and items for sale that may infringe its copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company-owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with advice of the Company’s counsel. The materiality and results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it currently involved in any material legal proceedings; however, the Company makes the following disclosure for informational purposes:

●	The City of Los Angeles has issued an assessment notice to Skybound Interactive, LLC (an indirect wholly-owned subsidiary of the Company) following an audit of Skybound Interactive LLC’s business tax payments for the tax years 2018 – 2023. The notice states that Skybound Interactive LLC has outstanding tax liability to the City of Los Angeles in the amount of $132,114.53. Skybound Interactive LLC has paid the principal amount of the tax liability but has submitted a statement of disagreement to the City of Los Angeles to dispute the accrued interest and penalties.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Skybound Holdings LLC, and its subsidiaries.

All references to financial statements for fiscal year ended December 31, 2022, are to the Unaudited Restated 2022 financial statements, which can be found in “Item 7. Financial Statements.”

Business Overview

The Company, together with its subsidiaries, is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators’ stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including The Walking Dead, Invincible, Superfight, and Impact Winter.  The Company maintains key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and holds a first look development deal with Audible. The Company’s capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale’s The Walking Dead video game series. The Company, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, holds majority ownership of mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their acquisition of majority ownership of Sagafilm ehf., a leading independent production company in Iceland for TV and feature films.

4

Sources of Revenue

The Company’s revenue stems from the exploitation of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the exploitation of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the exploitation of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

Operating Results

(in thousands, except share data)	December 31, 2023	December 31, 2022
Revenue	$97,318.8	$100,990.2
Cost of Revenue	64,305.9	69,785.9
Operating expenses	45,042.3	29,841.2
Interest income	1,582.2	21.5
Interest expense	(106.9)	(108.5)
Foreign currency exchange	1,469.0	(528.2)
Other income, excluding interest and foreign currency exchange	5,274.1	26,908.8
Income tax	(125.1)	5,659.1
Net Income	$(3,685.9))	$21,997.6
Loss from Minority Interests	439.0	(302.6)
Net Income attributable to Skybound Holdings LLC and subsidiaries	$(4,124.9)	$22,300.2
Earnings per Common Interest, basic(1)	$(3.48)	$26.24
Earnings per Common Interest, diluted(1)	$(3.01)	$21.76

(1) Effective on April 4, 2024, the Company implemented a 1-to-5 split of its issued and outstanding limited liability company equity interests (the “Split”) and the details of the Split are incorporated by reference herein to that Current Report on Form 1-U dated April 10, 2024, located at https://www.sec.gov/Archives/edgar/data/1867925/000149315224014247/form1-u.htm. References to the Company’s issued and outstanding limited liability company equity interests contained in this Report, including the financial statements, have not been adjusted to reflect the Split, unless otherwise indicated.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS)

(in thousands)
FOR THE FISCAL YEAR ENDED DECEMBER 31,	2023	2022

Net Income Attributable to Skybound Holdings LLC and subsidiaries	$(4,124.9)	$22,300.2

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	13,249.4	619.6
Tax expense	(125.1)	5,659.1
Interest expense (income), net	(1,475.3)	87.0
Equity compensation expense	2,409.5	2,096.3
Severance expense	518.5	212.9

OTHER FINANCIAL DATA
Adjusted EBITDA(1)	$10,452.1	$30,975.1

(1) Adjusted EBITDA is a non-GAAP measure, which we define as net income (loss), excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net income (loss) from time to time.

5

Adjusted EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of Adjusted EBITDA may differ from computations of similarly titled measures of other companies.

Revenue

The Company generates revenue primarily through the sale of physical and digital product, licensing & royalties, and certain services, including production and marketing services.

For the fiscal year ended on December 31, 2023, the Company had revenue of $97,318.8 thousand compared to $100,990.2 thousand in the fiscal year ended on December 31, 2022. The decrease in revenue was due to video game service fees that are non-recurring from prior year.

Cost of Revenue

During the fiscal year ended on December 31, 2023, cost of revenue totaled $64,305.9 thousand. During the year ended on December 31, 2022, cost of revenue totaled $69,785.9 thousand. The reason for such decrease in cost of revenue in 2023 was primarily due to the cost no longer incurred to produce content related to video game services revenue.

Operating Expenses

The Company’s operating expenses increased to $45,042.3 thousand in the year ended on December 31, 2023 from $29,841.2 thousand in the year ended on December 31, 2022. The primary reasons for such increase in operating expenses in 2023 is a result of the Company’s incurred expenses to expand its team to support the Company’s growth strategy, including the building of a new internal video game development studio. There was also an increase in amortization of capitalized development costs for 2023 video game releases.

Other Income and Expenses

During the year ended on December 31, 2023, interest income was $1,582.2 thousand, with an interest expense of $106.9 thousand. During the fiscal year ended on December 31, 2022, interest income was $21.5 thousand, with an interest expense of $108.5 thousand.

For the year ended on December 31, 2023, the Company recorded a gain on foreign currency exchange of $1,469.0 thousand. For the year ended on December 31, 2022, the Company recorded a loss on foreign currency exchange of $528.2 thousand.

6

For the year ended on December 31, 2023, the Company generated other income of $5,274.1 thousand, excluding interest and foreign currency exchange differences. For the year ended on December 31, 2022, the Company generated other income of $26,908.8 thousand, excluding interest and foreign currency exchange differences. This other income is composed mainly of gains from derivatives and other non-operating income.

Income Tax

Income taxes were -$125.1 thousand for the year ended on December 31, 2023. Income taxes were $5,659.1 thousand for the year ended on December 31, 2022.

Net Income

The Company’s net loss for the year ended on December 31, 2023 was $3,685.9 thousand, compared to net income of $21,997.6 thousand for the year ended on December 31, 2022. Such decrease in net income in 2023 was primarily due to non-recurring gains in the value of the Company’s derivative assets from the prior year.

Total Assets

For the year ended on December 31, 2023, the Company possessed assets totaling $166,759.6 thousand, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, prepaid expenses and other current assets. For the year ended on December 31, 2022, the Company possessed assets totaling $144,118.8 thousand, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, and prepaid expenses and other current assets. This increase in assets in 2023 was primarily due to capitalized development costs and goodwill.

Total Liabilities

For the year ended on December 31, 2023, liabilities totaled $55,359.5 thousand, primarily consisting of distributed product payable to Krafton (a development/publishing partner on a video game, per Note 18 of the financial statements), accrued liabilities, and short-term deferred revenue. For the year ended on December 31, 2022, liabilities totaled $76,134.5 thousand, primarily consisting of distributed product payable to Krafton, accrued liabilities, and short-term deferred revenue. The decrease in liabilities in 2023 was primarily due to a decrease in distributed product payable to Krafton.

Cash Flows from Operating Activities

Net cash used in operating activities was $16,587.3 thousand for the period ended on December 31, 2023, and net cash provided by operating activities for the period ended on December 31, 2022 was $15,168.7 thousand. The decrease in 2023 was due to a disbursement of distributed product payables from the agreement with Krafton.

Cash Flows from Investing Activities

During the year ended on December 31, 2023, net cash used in investing activities was $6,542.8 thousand, and during the period for the year ended on December 31, 2022, net cash used in investing activities was $11,148.2 thousand. The increase in 2023 was the result of the sale of shares held in a private company obtained through the exercise of stock warrants valued under the Level 2 fair value hierarchy under US GAAP.

Cash Flows from Financing Activities

Net cash provided by financing activities was $39,807.5 thousand for the year ended on December 31, 2023, and during the year ended on December 31, 2022, net cash provided by financing activities was $1,546.0 thousand. The increase in cash from 2022 to 2023 was due to capital raised through the Company’s Regulation A offering and other sources.

7

Equity Financing

As of December 31, 2023, the Company has raised a total of $60,546.7 thousand through selling equity membership interests, including preferred membership interests, common membership interests, options, warrants, and other convertible instruments. The Company used the capital raised from its equity financings for several investments and acquisitions. The Company made an aggregate equity investment of $10,090.7 thousand in the mobile games developer 5th Planet Games A/S through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, over an approximately 2-year period starting in August 2021, with its last tranche payment of $3,500.0 thousand made in September 2023. In August 2022, the Company entered into a multi-tranche equity investment of $5,250.0 thousand in game developer, Mega Cat Studios Inc., through Bumbio LLC, with its last tranche payments of $1,500.0 thousand and $1,750.0 thousand made in February 2023 and June 2023, respectively. In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S collectively acquired 75% of Sagafilm ehf., an Icelandic production company, in exchange for $2,500.0 thousand in cash, 6,800 Common Units in the Company and 9,537.7 thousand shares of 5th Planet Games A/S. The Company, through Bumbio LLC, and 5th Planet Games A/S own 50.01% and 24.99% of Sagafilm ehf., respectively. In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company. The Company also began building its first internal video game development studio in 2023, investing approximately $1,900.0 thousand on operating costs including staffing.

Liquidity and Capital Resources

As of December 31, 2023, the Company has a current ratio of 1.64 and operating expenses of $45,042.3 thousand. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for 12 months. The primary sources of the Company’s liquidity are cash from its 2021 Series B Preferred Interest financing, cash resulting from ongoing operations, and cash from the Offering. The Company also has access to a line of credit of up to $20,000.0 thousand. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

In the past two years, the bulk of the Company’s capital expenditures have been allocated to developing smaller original video games, totaling about $5,000.0 thousand a year. However, with two successful pieces of creative work, timing is of the essence and the Company plans on making the most of the current popularity to develop AAA games and grow its sales, marketing, and social media teams to increase sales.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1)	Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.
2)	Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Revenue Trends

The Company’s video game revenue is categorized into four types: 1) physical product, 2) digital product, 3) licensing/royalty, and 4) distribution/publishing. In addition, if an opportunity presents itself, the Company also provides video game marketing services. Both physical and digital product revenue are recognized upon sale. Licensing and royalty revenue are recognized in line with performance obligations along with any service revenue. Video games represented about 71% of revenue in 2022 and 57% in 2023 and we expect video games to represent 50% of revenue for the next year due to a growing mix of linear content production.

Costs and Expenses Trends

The Company expects operating expenses to increase for the fiscal year ended December 31, 2024, primarily due to an increase in general and administrative costs associated with the addition of personnel to support the Company’s growth, an increase in sales and marketing costs, primarily due to increased marketing event costs and increased marketing and social media campaigns to support the targeted revenue growth.

8

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators’ visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

●	continuing to expand Company’s publishing and distribution of both independent video game titles and video games based on Company-owned IP such as Invincible and Impact Winter;
●	pursuing new strategic partnership opportunities, including the development of anime projects;
●	expanding productions of original television;
●	building robust capabilities internally to address the growing needs of the business in the area of marketing and community management;
●	strengthening internal legal, finance and HR resources;
●	driving additional capital raises through other platforms; and
●	closing on additional M&A deals to expand capabilities in product development and fan engagement.

ITEM 3. Directors and Officers

The Company’s managers, executive officers and other significant individuals, their positions and ages as of April 29, 2024, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office
David Alpert	Chief Executive Officer, Secretary, and Manager	49	Began July 2018*
Jon Goldman	Co-Chairman and Manager	58	Began July 2018**
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	45	Began July 2018***
Gregory Sulak Byung Joon Song	Chief Financial Officer Manager	56 48	Began March 2024 Began November 2016
Kevin D. Irwin, Jr.	Manager	49	Began June 2021
Ian Livingstone Carmen Carpenter	Manager Manager	74 50	Began February 2022 Began July 2022

*	Mr. Alpert has been the CEO of Skybound, LLC and certain other subsidiaries of the Company since 2010; Mr. Alpert served as the sole Manager of the Company from May 2017 to July 2018.
**	Mr. Goldman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2013.
***	Mr. Kirkman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2010.

Executive Officers

David Alpert: Mr. Alpert is CEO and co-founder of the Company. Mr. Alpert co-founded Skybound, LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for the Company’s business model, The “Wheel of Awesome.” The “Wheel of Awesome” model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under the Company’s approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Company and its ventures. His day doesn’t stop there – he is also a prolific TV, film, and digital producer on several of Skybound’s 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young “Entrepreneur of the Year” award and a member of the Young Presidents’ Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

9

Jon Goldman: Mr. Goldman serves as Co-Chairman of the Company. Mr. Goldman’s roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to the Company, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Company through innovative approaches like Regulation A+, Regulation CF, Kickstarter, and traditional venture investment. In addition to his role at the Company, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas - Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He was a fellow at the University of Kyoto, Mombusho and also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

Robert Kirkman: Mr. Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of the Company. Mr. Kirkman, an advocate for creator rights, co-founded Skybound, LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of the Company, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman’s long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023 and the third season is currently in production. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week’s episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman’s Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman’s popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Gregory Sulak: Mr. Sulak is the Chief Financial Officer of the Company. Mr. Sulak oversees the finance and accounting activities of the Company and its subsidiaries, including its publicly-listed subsidiary, 5th Planet Games A/S, on the Olso Stock Exchange. Prior to joining the Company, Mr. Sulak was the Chief Financial Officer of Wondery, Inc., one of the industry’s leading podcast studios, and, since 2021, an Amazon-owned company, with revenue streams in advertising, audio and TV licensing, merchandise sales and subscriptions. With over 20 years of experience in digital media and technology, including roles at Machinima/Warner Bros., Yahoo!, and PricewaterhouseCoopers, Mr. Sulak brings a wealth of knowledge and broad perspective to the Company’s operations. Mr. Sulak holds a California Certified Public Accounting certification (inactive), a Master of Business Administration in Finance and Multinational Management from The Wharton School of the University of Pennsylvania and a Bachelor of Arts in Economics/Business from University of California Los Angeles.

Board of Managers

The board of managers of the Company (the “Board of Managers” or the “Board”) consists of the following members: David Alpert, Jon Goldman, Robert Kirkman, Kevin D. Irwin, Jr., Ian Livingstone, Byung Joon Song, and Carmen Carpenter.

Please see above for biographies of David Alpert, Jon Goldman, and Robert Kirkman.

Kevin D. Irwin, Jr.: Mr. Irwin serves as Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Ian Livingstone: Sir Ian Livingstone CBE is a pioneer and legend of the global video game industry and was made a Knight in 2022 and a Commander of the British Empire (CBE) in 2013 for his services to the UK video games industry. He co-founded two billion-dollar games companies, Games Workshop (Warhammer) and Eidos (Lara Croft: Tomb Raider) for whom, as Executive Chairman, he led the successful London IPO. He was an angel investor and chairman of Playdemic, creator of the global top ten mobile game, Golf Clash, and an angel investor in Medatonic, creators of the global hit Fall Guys. He is the former Chairman of Sumo Group PLC, a leading London-listed cross-platform games developer, and was instrumental in negotiating the sale of the company to Tencent in 2022. He co-created the multi-million-selling Fighting Fantasy series of role-playing gamebooks. He has been an angel investor and advisor to multiple leading games studios, including Midoki, Bossa Studios, Fusebox and Talewind. Sir Ian is currently a co-founding partner of Hiro Capital, a venture capital fund investing in games and technology, and also the co-founder of the Livingstone Academy, a next generation UK Academy School focused on a 21st century digital creative curriculum.

Byung Joon Song: Byung-Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

10

Carmen Carpenter: Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital (“EMC”), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank’s portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

The following table indicates the annual compensation of each of the two highest-paid persons who were executive officers or members of the Board during the issuer’s last completed fiscal year:

Name	Capacities in which compensation was received	Cash compensation (2023)	Other compensation (2023)	Total compensation (2023)
David Alpert*	Chief Executive Officer	$120,000	$0	$120,000
Jon Goldman**	Co-Chairman	$120,000	$0	$120,000

*	David Alpert is compensated via D.D. Tuercas Trading Company, Inc., a corporation solely owned by David Alpert and his wife.
**	Jon Goldman is compensated via Tower 26 VC, LLC, a limited liability company solely owned by Jon Goldman.

The above table discloses information regarding the Company’s officers for compensation they received in their capacity as executive officers only. The Managers did not receive any compensation in the fiscal year ended on December 31, 2023, in their capacities as Managers of the Company.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding voting securities owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s).1

Unless otherwise indicated, the securityholders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	4,198,815	0	94.64	%(1)
David Alpert (through the Peanut & Pookie Family Trust) (2)	1,399,605	0	31.55	%(1)
Robert Kirkman (through the Kirkman Family 2014 Trust)(2)	1,399,605	0	31.55	%(1)
Jon Goldman (through the Goldman/Gross Family Trust)(2)	1,399,605	0	31.55	%(1)

Com2uS Corp.(3)	172,495	0	43.01	%(4)
Knollwood Investment Funds LLC(5)	94,865	0	23.65	%(4)
Knollwood Investment Funds LLC (5)	172,205	0	48.30	%(6)
Hiro Capital I SCSp (7)	78,765	0	22.09	%(6)
Ghost Angel LLC(8)	68,890	0	19.32	%(6)

(1)	The applicable class is Common Interests.
(2)	Such beneficial owner’s address is 9570 West Pico Boulevard, Los Angeles, CA 90035.
(3)	Such beneficial owner’s address is Seoul, BYC, High City A 12th Floor 131, Gangseon-gu, Digital 1 Kangsan-gu, Republic of Korea.
(4)	The applicable class is Series A Preferred Interests.
(5)	Such beneficial owner’s address is 217 International Circle, Hunt Valley, MD 21030.
(6)	The applicable class is Series B Preferred Interests.
(7)	Such beneficial owner’s address is 1-4 Rue Stumper, Luxembourg, Luxembourg L-2557.
(8)	Such beneficial owner’s address is 55 East Third Avenue, San Mateo, CA 94401.

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

1 The limited liability company equity interests reflected in this Item 4 have been adjusted to reflect the Split.

11

ITEM 5. Interest of Management and Others in Certain Transactions

Robert Kirkman, the Company’s Co-Chairman, Chief Creative Officer, and Manager, via his entity Robert Kirkman, LLC (“RKL”), is party to a Master License Agreement with Skybound, LLC, pursuant to which he has granted an exclusive license to Skybound, LLC to commercialize all comic books created by Robert Kirkman as merchandise, comic books, and video games, and as the exclusive administrator in connection with any motion picture or television projects based on any of the comic books. Pursuant to the Amended and Restated Master License Agreement (the “Master License Agreement”) filed as Exhibit 6.4, Skybound, LLC will make royalty payments to RKL in the amount of: (i) 15% of Net Sales (as defined in the Master License Agreement) with respect to Articles (as defined in the Master License Agreement) (other than video games and applications) manufactured and sold by Skybound, LLC; (ii) 30% of Gross Revenues (as defined in the Master License Agreement) with respect to Articles (other than video games and applications) manufactured and sold a Third Party (as defined in the Master License Agreement); and (iii) 30% of Gross Revenues with respect to Articles that are video games and applications. RKL has also granted Skybound Stories, Inc. an exclusive license to its intellectual property in connection with Skybound Stories, Inc.’s commercialization of the Walking Dead video game within the software application housing such video game, pursuant to the Mobile Narrative License Agreement.

RKL has entered into various agreements as a co-party with the Company’s subsidiaries in connection with the commercialization of certain intellectual property rights belonging to RKL. These agreements allow certain third parties to use RKL’s intellectual property to create and distribute certain television projects, books, films, merchandise, and video games. RKL has also entered into an agreement, with the Company as a co-party, in which they will provide marketing services to a third-party games developer.

Robert Kirkman is also a partner at Image Comics, Inc., which publishes the Company’s comic books.

David Alpert, via his and his wife’s wholly owned entity, D.D. Tuercas Trading Company, Inc., have entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Jon Goldman, via his wholly owned entity, via Tower 26 VC, LLC, has also entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Please see Item 3 for the compensation of such entities for the fiscal year ended December 31, 2023. For the fiscal year ended December 31, 2022, the Company compensated each of David Alpert and Jon Goldman in the amount of $600,000, via the afore-mentioned entities, pursuant to the Services Agreements. In January 2023, the Company amended the Services Agreement with each of Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to decrease the annual fee under each agreement from $300,000 to $120,000.

Certain of the Company’s subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California (the “Pico Office”), for a term of seven years, with a base rent of $87,286.32 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Company’s Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California (the “Riverside Drive Office”), for a term of 84 months, with an average base rent of $52,051.48 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Company’s Co-Chairman and Manager, and Robert Kirkman.

The Company entered into a loan agreement with its employee Ian Howe in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Company. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 1,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. The Company has guaranteed loans entered into between entities owned by the Company’s directors and executive officers and certain lenders. Such loans include (i) the Loan Agreement dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank and (ii) the Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank.

On August 31, 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961,034 and secured by a pledge of 4,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. On August 31, 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $653,678 and secured by a pledge of 1,100 Common Interests held by Mr. Murray.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Interests equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction. In 2023, the Company redeemed 1,736 Common Units from each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) at a price of $500 per Common Unit, for an aggregate of 5,208 Common Units redeemed and a total redemption price of $2,604,000.

The Company and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects for the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

ITEM 6. Other Information

During the course of the year, management identified misstatements to the prior year’s financials. In accordance with SEC Staff Accounting Bulletin (“SAB”) No.99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company assessed the materiality of these errors to its previously issued consolidated financial statements. Based upon the Company’s evaluation of both quantitative and qualitative factors, the Company concluded the errors were material to the Company’s previously issued consolidated financial statements. Accordingly, the Company has restated its previously issued consolidated financial statements as shown in Note 3, Restatement of Previously Issued Consolidated Financial Statements. All relevant footnotes have also been adjusted to reflect the impact of the revisions. The expected restatement is unaudited.

There have been no other material changes not otherwise disclosed in a report on Form 1-U which would require disclosure pursuant to the requirements of Regulation A.

12

ITEM 7. Financial Statements

As of the date of this Report, the Company is still awaiting audited financials and will file an amendment to our Form 1-K promptly upon the receipt of the audited financials.

Financial Statements

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Balance Sheet

(in thousands)

	UNAUDITED	UNAUDITED RESTATED
FOR THE YEARS ENDED DECEMBER 31,	2023	2022

ASSETS
Current assets:
Cash and cash equivalents	$43,926.2	$26,471.2
Accounts receivable, net	20,328.3	18,503.4
Distributed product receivable, (non-revenue)	212.4	29,132.6
Due from related parties	52.6	400.8
Inventories, net	3,668.2	3,881.6
Software and IP development costs, net	5,461.9	4,541.7
Contract costs to related parties	772.0	1,910.9
Prepaid expenses and other current assets	1,001.0	1,665.1
Total current assets	75,422.6	86,507.3

Property and equipment, net	974.3	398.5
TV / Film development costs, net	13,416.2	3,487.0
Non-current software development costs, net	2,167.1	430.1
Non-current due from related parties	8,453.7	1,763.3
Deferred tax asset	-	-
Equity-method investment	9,494.3	16,378.0
Derivative asset	-	23,712.2
Investment other	3,815.5	3,339.7
Right of use assets	5,446.0	6,619.9
Goodwill	45,209.6	-
Other non-current assets	2,360.3	1,482.8
Total assets	$166,759.6	$144,118.8

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	$2,801.6	$1,054.2
Distributed product payable	19,850.3	37,346.9
Accrued liabilities	7,629.5	7,170.3
Lease liability, short-term	1,734.5	1,161.7
Accrued royalties to related parties	2,531.3	3,072.5
Deferred revenue, short-term	12,570.0	15,124.2
Tax liabilities	236.1	906.3
Other current liabilities	234.5	795.3
Total current liabilities	47,587.8	66,631.4

Other non-current liabilities	1,011.3	-
Lease liability, long-term	3,869.6	5,603.3
Deferred tax liability	1,306.3	460.0
Deferred revenue, long-term	1,584.5	3,439.8
Total liabilities	55,359.5	76,134.5

Commitments and contingencies (see Note 17)

Members’ equity:
Preferred units	43,811.0	43,807.1
Common units	21,962.8	1,011.9
Additional paid-in capital	5,528.9	2,783.0
SAFE Investment	3,000.0	-
Accumulated other comprehensive income (loss)	790.7	545.0
Retained earnings (accumulated deficit)	10,455.1	19,197.5
Members’ equity of Skybound Holdings LLC and subsidiaries	85,548.5	67,344.5
Noncontrolling interest	25,851.6	639.8
Total members’ equity	111,400.1	67,984.3
Total liabilities and members’ equity	$166,759.6	$144,118.8

See accompanying notes to consolidated financial statements.

13

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Income Statement

(in thousands, except share data)

	UNAUDITED	UNAUDITED RESTATED
FOR THE YEARS ENDED DECEMBER 31,	2023	2022

Revenue	$97,318.8	$100,990.2

Cost of revenue	64,305.9	69,785.9

Gross profit	33,012.9	31,204.3

Operating expenses:
Sales and marketing	8,172.2	8,994.5
General and administrative	34,063.6	18,051.2
Research and development	2,806.5	2,795.5
Total operating expenses	45,042.3	29,841.2

Income from operations	(12,029.4)	1,363.1

Other income (expenses):
Interest income	1,582.2	21.5
Interest expense	(106.9)	(108.5)
Foreign currency exchange	1,469.0	(528.2)
Change in fair value of derivative	(420.9)	10,695.5
Initial fair value derivative	-	15,914.6
Gain on stock warrant	6,012.1	-
Other non-operating income (expense)	(317.1)	298.7
Total other income	8,218.4	26,293.6

Income before income taxes	(3,811.0)	27,656.7

Income taxes	(125.1)	5,659.1

Net Income	$(3,685.9)	$21,997.6

Net loss attributable to noncontrolling interests	439.0	(302.6)
Net Income Attributable to Skybound Holdings LLC and subsidiaries	(4,124.9)	22,300.2

Other comprehensive income (loss), net of provision for income taxes:
Foreign currency translation gain	245.7	565.6

Comprehensive income	$(3,879.2)	$22,865.8

Basic net income per share	$(3.48)	$26.24
Diluted net income per share	$(3.01)	$21.76

Weighted average shares outstanding - basic	1,186,192	849,945
Weighted average shares outstanding - diluted	1,368,988	1,024,827

See accompanying notes to consolidated financial statements.

14

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Cash Flow Statement

(in thousands)

	UNAUDITED	UNAUDITED RESTATED
FOR THE YEARS ENDED DECEMBER 31,	2023	2022
Cash Flows from Operating Activities:
Net income	$(3,685.9)	$21,997.6
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	(166.9)	1,611.7
Amortization	137.7	-
Unrealized gain	-	(27,412.6)
Realized foreign currency exchange gains	-	565.6
Share based compensation	2,600.0	3,165.0
Amortization of prepaid	-	930.6
Deferred Income Taxes	49.6	4,778.7
Changes in operating assets and liabilities:
Accounts receivable, net	(27,856.0)	(3,151.9)
Distributed product receivable, (non-revenue)	28,920.2	(29,132.6)
Inventories, net	213.4	51.7
Prepaid expenses and other current assets	2,900.4	132.3
Capitalized software and IP development costs	(2,657.3)	(2,878.0)
Capitalized TV /film development costs	(9,929.3)	(3,017.3)
Contract costs to related parties	(253.1)	(1,118.0)
Accounts payable	14,903.9	(766.0)
Payments on leases	(1,700.9)	(969.8)
Distributed product payable	(16,877.0)	37,346.9
Accrued and other liabilities	(6,326.5)	5,286.0
Deferred tax asset	-	-
Right of use assets	1,173.9	-
Tax liabilities	(223.2)	465.1
Deferred revenue	2,189.7	7,283.7
Net cash used in operating activities	$(16,587.3)	$15,168.7

Cash Flows from Investing Activities
Purchase of property and equipment	(408.9)	(200.0)
Intangible/IP development costs	(47,069.1)	-
Purchase of long term investments	19,145.9	(10,948.2)
Sale of investment	21,789.3	-
Net cash used in investing activities	$(6,542.8)	$(11,148.2)

Cash Flows from Financing Activities
Changes in Debt Proceeds	485.9	-
Repayment of line of credit	-	-
Proceeds from Regulation A	17,843.5	-
Cash paid for offering costs	(1,624.1)	(157.5)
Redemption of common shares	(2,604.0)	(327.5)
Proceeds from sale of preferred shares	-	2,574.8
SAFE Investment	3,000.0	-
Taxes paid for cashless exercise	(46.9)	(241.2)
Capital	22,753.1	(302.6)
Net cash provided by financing activities	$39,807.5	$1,546.0

Effect of exchange rate changes on cash	777.6	3.7

Net increase in cash	17,455.0	5,570.2

Cash - Beginning of Year	26,471.2	20,901.0
Cash - End of Year	$43,926.2	$26,471.2

15

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statement of Members’ Equity

(in thousands)

	Preferred Interest		Common Interest		Additional paid-in		Retained	Accumulated other comprehensive	Total Skybound Holdings LLC	Noncontrolling	Total Members’
	Shares	Amount	Shares	Amount	capital	SAFE	Earnings	loss	Equity	Interests	Equity
Balance, December 31, 2021	130,600	$41,386.0	850,124	$667.3	$207.7	$-	$(2,775.3)	$(20.7)	$39,465.0	$942.4	$40,407.4

Equity compensation (see Note 15)	-	-	-	-	2,048.9	-	-	-	2,048.9	-	2,048.9
Proceeds from sales of preferred shares	8,870	2,417.3	-	-	-	-	-	-	2,417.3	-	2,417.3
Redemption of common shares	-	-	(1,100)	-	-	-	(327.5)	-	(327.5)	-	(327.5)
Acquisition of noncontrolling interest	-	-	-	-	1,112.2	-	-	-	1,112.2		1,112.2
Vesting of warrants	453	3.8	-	-	-	-	-	-	3.8	-	3.8
Foreign currency translation adjustment, net	-	-	-	-	-	-	-	565.6	565.6	-	565.6
Exercise of stock options	-	-	1,423.1	344.6	(585.8)	-	-	-	(241.2)	-	(241.2)
Net income	-	-	-	-	-	-	22,300.3	-	22,300.3	(302.6)	21,997.7

Balance, December 31, 2022 RESTATED	139,923	$43,807.1	850,447	$1,011.9	$2,783.0	$-	$19,197.5	$544.9	$67,344.4	$639.8	$67,984.2

Equity compensation (see Note 15)	-	-	-	-	1,375.4	-	-	-	1,375.4	-	1,375.4
Proceeds from sales of common shares	-	-	35,687	16,219.4	-	-	-	-	16,219.4	-	16,219.4
Proceeds from SAFE Investment	-	-	-	-	-	3,000.0	-	-	3,000.0	-	3,000.0
Redemption of common shares	-	-	(5,208)	-	-	-	(2,604)	-	(2,604)	-	(2,604.0)
Acquisition of noncontrolling interest	-	-	9,200	4,668.1	1,209.5	-	(2,013.5)	-	3,861.1	24,853.1	28,717.2
Vesting of warrants	460	3.9	-	-	-	-	-	-	3.9	-	3.9
Foreign currency translation adjustment, net	-	-	-	-	-	-	-	245.8	245.8	(80.3)	165.5
Exercise of stock options	-	-	181.0	63.4	161.0	-	-	-	224.4	-	224.4
Net income	-	-	-	-	-	-	(4,124.9)	-	(4,124.9)	439.0	(3,685.9)
	-	-	-	-	-	-	-	-	-	-	-
Balance, December 31, 2023	140,383	$43,811.0	890,307	$21,962.8	$5,528.9	$3,000.0	$10,455.1	$790.7	$85,548.5	$25,851.6	$111,400.1

16

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Years Ending December 31, 2023 and 2022

1.	ORGANIZATION AND NATURE OF BUSINESS

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the “Company”), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restatement: There were certain errors in the prior period consolidated financial statements relating to the accounting treatment of production services revenue, partnership revenue and cost of revenue. Based upon the Company’s evaluation of both quantitative and qualitative factors, the Company concluded the errors were material to the Company’s previously issued consolidated financial statements. Accordingly, the company has restated its previously issued consolidated financial statements as shown in Note 3, Restatement of Previously Issued Consolidated Financial Statements. All relevant footnotes have also been adjusted to reflect the impact of the revisions.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Itchy Water, LLC, Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., Skybound Stories, Inc., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games Development ApS, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. (“Sagafilm”). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

In the year ended December 31, 2023, the Company dissolved the following wholly owned subsidiaries: Boaty Boat Boat, LLC, El El See, LLC, howyaknow, LLC, and Fakakta Studios, Inc. The majority owned 5th Planet Games A/S liquidated its wholly owned subsidiary Ivanoff Interactive A/S, in June of 2023.

Collectively, all the companies above are referred to as the “Company” throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

17

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees’ operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 8). The Company does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits.

The determination of whether an entity is a VIE is based on the amounts and characteristics of the entity’s equity discussed in New Developments Summary 2017-03, “Step-by-step approach to applying the VIE consolidation model: Updated for ASU 2015-02, Amendments to the Consolidation Analysis,” discusses a step-by-step approach to determining whether a legal entity is a VIE and, if so, whether a reporting entity is the primary beneficiary of the VIE and should, therefore, consolidate the VIE under the guidance in ASC 810. Following this guidance, the Company is not the primary beneficiary of B&C or Spicy and as such B&C and Spicy are not consolidated entities.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which requires that noncontrolling interests be reported as a separate component of members’ equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of income and comprehensive income.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.	Identify the Contract(s) with a Customer

2.	Identify the Performance Obligations in the Contract

3.	Determine the Transaction Price

4.	Allocate the Transaction Price to the Performance Obligations in the Contract

5.	Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

18

The Company generates revenue from the following sources:

●	Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

●	Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company’s IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

●	Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time and recognized as a % of completion against actual costs. After production wraps, the Company does not have the remaining performance obligations related to producing services.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. Receivables are written off against the allowance for doubtful accounts in the year deemed uncollectible after all reasonable methods of collection have been exhausted. For the years ended December 31, 2023 and December 31, 2022, the Company wrote off $115,000 and $0 respectively, of receivables that was deemed uncollectable. As of December 31, 2023, and 2022, the Company held $0 for allowance of doubtful accounts.

Distributed Products Receivable: The Company’s Distributed Products Receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 18 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable. The Company has no right of offset as the Company’s receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

19

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible. As of December 31, 2023, the Company had one customer that accounted for more than 10% of the Company’s receivable balances. The loss of this customer would not have a significant impact on the Company’s operations. As of December 2022, the Company had three significant customers that accounted for more than 10% of the Company’s receivable balances.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation on property, plant and equipment is recognized on a straight-line basis.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, Equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statement of comprehensive income for that period.

Recoverability of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (“ASC 360”). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount that the carrying value of the asset exceeds its fair value. No impairment losses were recognized for the years ended December 31, 2023, and December 31, 2022.

Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, this may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to a product’s release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of research and development costs. Capitalized costs for products that are canceled or are expected to be abandoned are charged to Development Costs.

Software development costs are stated at cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue. As the lifetime revenue amount is a project that can change with updated expectations, amortization can fluctuate each month. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and TV costs include direct costs incurred in the production of a film, including costs related to the creation of the story. The costs associated with the production of films and TV in which we own the rights are capitalized. They are generally amortized using the Ultimate process, approximately between 5 to 10 years. Amortization begins once a project is completed and starts generating revenue and is amortized over the project’s expected useful life. Projects are evaluated at year end for impairment.

20

IP Development Cost: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license or 10 years.

Equity-Method Investments: The Company has investments that it accounts for under equity method because management has the ability to exercise significant influence over the investee, however lacks direct or indirect controlling financial interest. The Company recognized losses of $21.0 thousand and $64.1 thousand for the periods ending December 31, 2023 and 2022, respectively, resulting from the portion of net losses attributable to its ownership interest.

At-Cost Investments: In accordance with FASB ASC Subtopic 321-10-35-2, Investments – Others – Cost Method Investments, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statement of income and comprehensive income.

Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statement of income and comprehensive income.

Fair-Value of Financial instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method over the term of the related financing. The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases: In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

21

Advertising: Advertising costs are expensed as incurred and amounted to $2,857.5 thousand and $2,758.2 thousand for the years ended December 31, 2023 and 2022. Advertising costs are included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company issued 10,226 grants during the year ended December 31, 2023 and issued 51,101 grants during the year ended December 31, 2022.

Foreign Currency Matters: The functional currency of the Company is the United States dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The financial statements of the Company’s subsidiaries were translated to United States dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of income and comprehensive income.

Income Taxes: The Company’s operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management’s judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in “ASC 740”, Income Taxes which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are “more-likely-than-not” to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2023 and 2022.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. As of December 31, 2023 and 2022, the Company had no accruals for interest and penalties, and no such interest or penalties were recognized for the year then ended.

22

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs: All costs of delivery are included in Cost of Sales. Delivery costs were $3,210.4 thousand and $3,464.1 thousand for the years ended December 31, 2023 and 2022, respectively.

Basic and Diluted Income Per Share (Unit): The Company follows Financial Accounting Standards Board (“FASB”) ASC 260 Earnings per Share to account for earnings per share. Basic earnings per unit (“EPS”) calculations are determined by dividing net income (loss) by the weighted average number of units of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common units and dilutive common unit equivalents outstanding. Dilutive common unit equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the years ended December 31, 2023 and December 31, 2022 respectively.

For the years ended December 31,	2023	2022
Weighted average common shares outstanding used in calculating basic earnings per share	1,186,192	849,928
Effect of Series A and B preferred interests	139,945	138,204
Effect of Common Interest Appreciation Rights	5,212	5,212
Weighted average common shares outstanding used in calculating diluted earnings per share	37,640	1,024,811
Net income as reported	$(4,124.9)	$22,300.2
Diluted income per Share	$(3.01)	$21.76

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling financial is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

The Company assess goodwill for impairment on each reporting period. In assessing impairment on our goodwill, the Company first analyze qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than it’s carrying amount as a basis for determining whether it is necessary to perform a goodwill impairment test. The qualitative factors the Company assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. If the Company concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the Company does not need to perform an impairment test. If based on that assessment, the Company believes it is more likely than not that the fair value of the reporting unit is less than its carrying value the Company will measure goodwill for impairment by applying fair value-based tests at the reporting unit level. The Company’s acquired goodwill in 2023 was a result of obtaining majority control of 5th Planet Games A/S and Sagafilm.

Recently Issued Accounting Standards: December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. ASU 2023-09 is effective for private entities for annual periods beginning after Dec. 15, 2025 Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is evaluating the impact of this ASU on its consolidated financial statements.

23

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the consolidated balance sheets for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of income. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company adopted the guidance effective January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which in conjunction with subsequent amendments issued by FASB amends the FASB’s guidance on the impairment of financial instruments. The ASU adds to US GAAP an impairment model (known as the “current expected credit loss model”) that is based on expected losses rather than incurred losses. For private companies, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. This ASU has not and is currently not expected to have a material impact on our consolidated financial statements.

3	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANICAL STATEMENTS

Our consolidated financial statements as of and for the year ended December 31, 2022 previously filed should no longer be relied upon and a restatement is required for these previously issued consolidated financial statements. We have restated herein our consolidated financial statements as of and for the year ended December 31, 2022. We have also restated related amounts within the accompanying footnotes to the consolidated financial statements to conform to the corrected amounts in the consolidated financial statements.

Restatement Background:

Production Services Revenue Recognition

The Company generates revenue from product sales, licensing and royalties, and production and marketing services. Prior to the adoption of ASC 606, the Company recorded the net contract prices as revenue on its productions. With the implementation of ASC 606, the Company recognized revenue based on a percentage of actual cost relative to expected cost to complete a production. Under this approach, as the expected cost of a project decreased additional income was recognized and conversely as the expected cost increased the revenue recognized decreased. This approach led to significant fluctuations in the revenue recognition (and at times negative revenue recognition). During fiscal year 2023, Management conducted a thorough review of its productions revenue recognition policy. Based on the Management’s evaluation, it was determined that certain processes and controls around the budgeting of production needed to be implemented. Among these controls was an approval of the final budget by SVP of Production and the CEO. Furthermore, Management also concluded that production services revenue was properly recognized over a period (based performance obligation), however, only a final approved budget should have been used (instead of period-by-period adjustments to the budget). Under the correct approach after the completion of a production (and thus the removal of performance obligation) any remaining revenue is recognized. All product service contracts were recalculated under the correct approach, which resulted in a $6,599.2 thousand overstatement of Revenue recognized and the understatement of Deferred Revenue for the fiscal year ended December 31, 2022.

Partnership Revenue and Cost of Revenue

Skybound and a partner signed a contract to distribute video games and other merchandise that are developed using certain trademarks or copyrights. Per the terms of the partnership agreement certain costs and revenue are shared between the partners. Historically the cost of the games and the revenue associated with the cost were captured within the same reporting period. However, during the Company’s Quality Review Audit, it was noted that at times the revenue recognized, and the associated cost (of the same revenue) were not being captured in the same period. Certain revenues were recognized in December 2022, however the cost of revenue was not reported until January 2023. The correction resulted in an understatement of accrued royalties and the overstatement of revenue by approximately $2,811.4 thousand for the year ended December 31, 2022.

24

In addition to the above, there were certain other immaterial errors identified which are also being corrected in connection with the restatement of previously issued consolidated financial statements. These errors are quantitatively immaterial for our previously issued financial information.

Description of Restatement Reconciliation Tables: In the following tables, we have presented a reconciliation of our consolidated balance sheets as previously reported to the restated amounts as of December 31, 2022, as well as our consolidated statements of income and comprehensive income and consolidated statements of cash flows from our prior periods as previously reported to the restated amounts for the years ended December 31, 2022. The consolidated statements of income and comprehensive income and changes in members’ equity for the years ended December 31, 2022 have been restated for the correction to net loss.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Restated Consolidated Balance Sheet

(in thousands)

	Restated 2022	Previously reported 2022
ASSETS
Current Assets	$86,507.3	$86,507.3
Other Assets	53,935.3	53,935.3
Other Non-Current Assets	3,676.2	3,676.2
Total Assets	$144,118.8	$144,118.8

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities	66,631.4	58,715.4
Other liabilities	460.0	452.0
Other non-current liabilities	9,043.1	9,043.1
Total liabilities	76,134.5	68,210.5

Members’ equity	67,344.5	75,268.5
Members’ equity of Skybound Holdings LLC and subsidiaries	67,984.3	75,908.3
Total member’s equity	135,328.8	151,176.8
Total liabilities and members’ equity	$211,463.3	$219,387.3

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Restated Consolidated Income Statement

(in thousands, except share data)

	Restated	Previously reported
	2022	2022
Revenue	$100,990.2	$107,589.5
Cost of Revenue	69,785.9	65,875.7
Gross Profit	31,204.4	41,713.8

Operating Expenses	29,841.2	29,767.2
Income from Operations	1,363.1	11,946.6

Other Income	26,293.6	26,294.6

Income before Income taxes	27,656.7	38,241.2

Income Taxes	5,659.1	8,319.5

Net Income	$21,997.6	$29,921.7

Net Income Attributable to Skybound Holdings LLC and subsidiaries	22,300.2	30,224.2

Other comprehensive income (loss), net of provision for income taxes	565.6	565.6

Comprehensive Income	$22,865.8	$30,789.8

Adjusted EBITDA	$30,975.1	N/A

Basic net income per share	26.24	35.56
Diluted net income per share	21.76	29.49

Weighted average shares outstanding - basic	849,945	849,945
Weighted average shares outstanding - diluted	1,024,827	1,024,827

25

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Restated Consolidated Cash Flow Statement

(in thousands)

	Restated 2022	Previously reported 2022
Cash Flows from Operating Activities:
Net income	$21,997.6	$29,921.7
Adjustments to reconcile net income to net cash used in operating activities:	(16,361.0)	(16,361.0)
Changes in operating assets and liabilities:	9,532.1	1,305.5
Net cash used in operating activities	15,168.7	14,866.2

Cash Flows from Investing Activities
Net cash used in investing activities	(11,148.2)	(11,148.2)

Cash Flows from Financing Activities
Net cash provided by financing activities	1,546.0	1,848.6

Effect of exchange rate changes on cash	3.7	3.7

Net increase in cash	$5,570.2	$5,570.2

Cash - Beginning of Year	20,901.0	20,901.0
Cash - End of Year	$26,471.2	$26,471.2

4.	INVENTORIES

Inventories are net of reserves and consist of the following:

For the years ending December 31,	2023	2022
Finished goods	$3,172.9	$3,216.0
Work-in-process	495.3	665.6
Inventories, net	$3,668.2	$3,881.6

26

5.	SOFTWARE DEVELOPMENT AND CAPITALIZED PRODUCTION COSTS

The following table summarizes the components of software development and capitalized production cost balances:

	December 31, 2023
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$9,020.9	$(6,465.3)	$2,555.6
Software development costs in process	n/a	3,913.7	-	3,913.7
Capitalized TV/Film production completed	10	6,931.5	(2,787.4)	4,144.1
Capitalized TV/Film production in process	n/a	7,315.1	-	7,315.1
Capitalized IP Development complete	n/a	1,957.0	-	1,957.0
Capitalized IP Development in process	n/a	1,374.7	(214.9)	1,159.8
Total capitalized development and production costs		$30,512.9	$(9,467.6)	$21,045.3

	December 31, 2022
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software development costs completed	1-3	$1,452.3	$(1,133.7)	$318.6
Software development costs in process	n/a	4,292.8	-	4,292.8
Capitalized TV/Film production in process	n/a	3,487.0	-	3,487.0
Capitalized IP Development in process	n/a	360.4	-	360.4
Total capitalized development and production costs		$9,592.5	$(1,133.7)	$8,458.8

The software development costs in process pertain to video games that launched in 2023 and are expected to launch in 2024.

6.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

For the years ended December 31,	2023	2022
Leasehold improvements	$72.5	$59.0
Furniture and fixtures	283.2	308.0
Computers	947.6	538.2
Machinery and equipment	908.3	942.5
Studio Equipment	345.0	300.0
Less: accumulated depreciation	(1,582.4)	(1,749.3)
Property and equipment, net	$974.2	$398.4

Depreciation expense related to property and equipment was $288 thousand and $379 thousand for the years ended December 31, 2023, and December 31, 2022, respectively.

27

7.	GOODWILL

The following table reflects the changes in carrying amounts of goodwill for the fiscal year ended December 31, 2023:

For the year ended December 31,	2023
Gross Goodwill:
Balance, beginning of year	$-
Acquired	45,209.6
Impairments	-
Balance, end of year	$45,209.6

8.	SUBSIDIARY INVESTMENTS

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provides an opportunity for the Company and 5th Planet Games to bring other games to the market. The Company has entered into separate commercial deals outside of the investment agreement. In August 2021, the Company purchased 21,677,765 shares at $0.069 per share or $1,500.0 thousand. As of December 31, 2021, the Company’s ownership in 5th Planet Games was 16.9%.

In April 2022, the Company, through Skybound Game Studios, Inc., purchased 36,129,608 shares at $0.061 per share or $2,439.8 thousand. In August 2022, the Company, through Skybound Game Studios, Inc., completed three investment tranche payments for a total of 101,162,903 shares at $0.07 per share or $6,721.1 thousand, increasing the Company’s ownership, through Skybound Game Studios, Inc., to 48.7%. As of December 31, 2022, the Company had significant influence over 5th Planet Games, as such the investment in 5th Planet Games was accounted for under the Equity Method. The final tranche payment was in September 2023 at which point the Company, through Skybound Game Studios, Inc., had 56.62% ownership in 5th Planet Games. Skybound Game Studios’ investment equates to a “controlling financial interests” and thus met the threshold to consolidate 5th Planet Games under ASC 810.

Sagafilm

In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their majority acquisition of Sagafilm. Sagafilm is the leading independent production company in Iceland for TV and feature films. The Company, through Bumbio LLC, owns 50.01% and 5th Planet Games owns 24.99% totaling 75%. The Company, through Skybound Game Studios, Inc., owns approximately 56.6% of 5th Planet Games. The Company, through its wholly owned subsidiaries and 5th Planet Games, has a total 64.15% ownership of Sagafilm, The Company’s direct and indirect investment in Sagafilm equates to a “controlling financial interests” and thus met the threshold to consolidation under ASC 810.

28

9.	EQUITY METHOD INVESTMENT

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000.0 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provides the Company with additional game development resources. As of December 31, 2023 and December 31, 2022, the Company, through Bumbio LLC, had 30.4% and 14.3% respectively. The investment in Mega Cat Studios provides the Company with significant influence over operating and financial policies.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company.

10.	OTHER INVESTMENTS

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company’s common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million was allocated as follows; $8,085.0 thousand to the contract rights with a remaining term of approximately two years recognized as royalty income and $8,415.0 thousand for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company, through Bumbio LLC. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC No. 815 “Derivatives and Hedging”. On December 31, 2022, the investment’s estimated fair value was $15,914.6 thousand. In July of 2023 the Company sold all 481,824 shares for $21,789.3 thousand, resulting in a gain of $6,012.1 thousand.

C2X Investment

On March 10, 2022, the Company invested $750 thousand in cryptographic tokens called C2X. Per the agreement, twelve months after the effective date the Company will start to receive 375 thousand tokens, in the agreed upon crypto currency, every quarter, for two years. In 2023, the Company received 1,500.0 thousand tokens. Per ASU 2023-08, the Company measures these assets at fair value.

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50.0 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50.0 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000.0 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested 50,000.0 thousand Japanese Yen to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

29

11.	ACCRUED LIABILITIES

The Company accrues for all expenses incurred but not billed.

For the years ended December 31,	2023	2022
Accrued royalties and commissions	$4,069.3	$6,938.4
Accrued software development	234.6	760.9
Accrued compensation and related benefits	1,398.1	447.7
Accrued TV/film development	45.7	-
Accrued professional fees	155.6	247.0
Accrued distributed product payable	1,221.3	1,307.2
Accrued sales taxes, VAT and other	504.9	(2,531.0)
Accrued liabilities	$7,629.5	$7,170.2

The Company has a royalty agreement with one of its members (see note 18).

For the years ended December 31,	2023	2022
Accrued royalties and commissions to related party	$2,531.3	$3,072.5

12.	LEASES

As of December 31, 2023, the Company has 2 recorded operating leases (1) corporate office and (1) production office. Our existing leases have remaining lease terms ranging from three to five years.

Information related to our operating leases are as follows (in thousands):

For the years ended December 31,	2023	2022
Operating lease costs	$1,525.1	$1,577.1
Short term and other lease costs	18.3	39.1
Total lease costs	$1,543.4	$1,616.2

Weighted average remaining lease term and discount rate at December 31, 2023 and 2022 are as follows;

For the years ended December 31,	2023	2022
Lease term	4.1 years	5.0 years
Discount rate	8.25%	7.25%

The contractual future maturities of the Company’s operating lease liabilities as of December 31, 2023, including anticipated lease extensions, are as follows (in thousands):

For the years ended December 31,
2024	$1,734.5
2025	1,754.0
2026	1,786.0
2027	618.6
2028	631.0
Thereafter	162.7
Total undiscounted future lease payments	6,686.8
Less: imputed interest	1,082.7
Less: current portion of lease liabilities	(1,734.5)
Long-term lease liabilities	$3,869.6

30

Supplemental cash flow information for the fiscal years ended December 31, 2023, and December 31, 2022, related to leases is as follows (in thousands):

For the years ended December 31,	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,700.0	$1,528.2
Non-cash additions to right-of-use assets and lease liabilities:
Recognition of right-of-use assets for operating leases	$10.4	$7,625.7

13.	LINE OF CREDIT

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permitted borrowings up to $8,000,000. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annuum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company’s negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $10,000,000 with an accordion feature that can extend the line of credit by another $10,000,000, which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2023, and 2022 was 8.25% and 7.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The outstanding balance on the line was $0 on both December 31, 2023, and 2022. The Company believes it is in compliance with or has received waivers for all of the restrictive covenants as of December 31, 2023.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense.

14.	BACKSTOP ARRANGEMENT

On September 25, 2020, the Company entered into an unsecured agreement with one of its members to advance up to $5,000.0 thousand to East West Bank, the lender on the Company’s revolving line of credit (“Backstop Note”). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Unit price.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 1,725 warrants to purchase Common Units in the Company for an exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

31

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

15.	MEMBERS’ EQUITY

Series A Units During the year ended December 31, 2020, the Company issued Series A Preferred Units at a value of $289.86 per Unit. Certain Series A Preferred Units were also issued in 2019. Series A Preferred Units will receive preference in liquidation over Common Units up to $289.86 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred Units are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Series A Preferred Units can convert into Common Units on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units or mandatorily upon Initial Public Offering. Series A Preferred Units also have certain voting privileges such as approval of mergers, liquidation of the Company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

Series B Units During the year ended December 31, 2022, the Company issued 8,868 Series B Preferred Units at a value of $290.31 per Unit. Certain Series B Preferred Units were also issued in 2021. Series B Preferred Units will receive preference in liquidation over Common Units up to $290.31 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Series B Preferred Units have liquidation, dividend, conversion and voting rights similar to Series A Preferred Units except for conversion of Series B Preferred Units into Common Units is subject to approval by the holders of a majority of the outstanding Series B Preferred Units.

Common Units Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference has been met, Common Units will receive distribution pro-rata with all members according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2023, the Company issued 44,887 Common Units. The Company redeemed 5,208 and 1,101, Common Units in 2023 and 2022, respectively.

Warrants In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 1,825 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $547.77 and an aggregate purchase price of $1,000,000. The warrants vest over four years in the following manner: 453 units at December 13, 2020; 460 units at December 13, 2021; 452 units at December 13, 2022; and 460 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $7,750, recorded in members’ equity upon issuance as the warrants will be settled with Series A Preferred Units. The Company recorded $3,905 in 2023 and $3,844 in 2022.

Acquisition on Noncontrolling Interests On July 19, 2023 and November 30, 2023, Skybound Holdings LLC increased its interest in Skybound Stories, Inc., through Skybound Interactive, LLC, from 64.46% to 88.03% and from 88.03% to 100%, respectively.

Incentive Plan The Company has reserved 99,300 Incentive Plan Units for issuance under the Skybound Holdings LLC 2019 Equity Incentive Plan (the “Plan”). Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

32

In 2022, the Company entered into agreements to issue 51,101 options under the Plan. In 2022, 5,692 of those options were exercised through a cashless transaction, resulting in 1,422 Incentive Plan Units being issued.

In 2023, the Company entered into agreements to issue 10,226 options under the Plan. In 2023, 538 of those options were exercised through a cashless transaction, resulting in 181 Incentive Plan Units being issued.

On October 24, 2022, the requisite members of the Company approved a forward Unit split for which 7.18732 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Equity-Based Compensation The Plan permits the granting of stock options and units of restricted stock to its employees, directors and consultants, for up to 99,300 Incentive Plan Units. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Units in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all share-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the Company’s effective 409a valuation on the grant date. The Company granted 10,226 options for the year ended December 31, 2023, and, as of December 31, 2023, 40,033 Units were available for grant under the Plan.

The following is a roll forward of the outstanding options:

	Options
			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Units	Price	Life (Yrs.)
Outstanding at December 31, 2022	44,688	$145.16	9.5
Granted	10,226	317.19
Exercised	(538)	145.16
Canceled/Forfeited	(1,339)	145.16
Outstanding at December 31, 2023	53,037	$145.16	8.6

The below schedule shows how equity-based compensation is allocated:

For the years ended December 31,	2023	2022
Research and development	$151.7	$22.2
Sales and Marketing	325.6	1,144.2
General and administrative	816.8	882.5
Total	$1,294.1	$2,048.9

33

Stock Options

Certain officers of the Company, as authorized by the Company’s Board of Managers, administer the Plan, select the individuals to whom options will be granted, determine the number of options to be granted, and determine the term and exercise price of each option. Options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying equity on the date of grant. The term of the options granted under the Plan cannot be greater than ten years from the date of issuance. Options granted to employees and consultants generally vest over four years, with a one-year cliff, and in equal increments thereafter.

The fair value of each option grant is based on the Company effective 409a valuation on the date of grant.

Fair Value of Common Units

Because there was no public market for the Company’s common units, the Company’s management, with the assistance of a third-party valuation specialist, determined the fair value of the Company’s common units at the time of the grant of units options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common units and preferred units, the rights and preferences of the preferred units and prospects of a liquidity event, among other factors. The fair value of the Company’s common units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The equity underlying the Plan is Incentive Plan Units which are substantially equivalent to Common Units, except Incentive Plan Units are non-voting and have waived information rights.

Expected Volatility

Regulation A Offering On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of its limited liability company common equity interests. On June 10, 2023, the Company closed on the sale of 35,687 Common Units at $500 per Unit, for $17,843.5 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,843.5 thousand. The Company paid 1,241.2 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,219 thousand.

Incremental direct costs incurred to issue units classified as equity, such as underwriting, accounting and legal fees, printing costs, and taxes, were treated as a reduction of the proceeds. Management salaries and other indirect costs related to the issuance were expensed as incurred.

16.	RELATED PARTY TRANSACTIONS

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2023, and 2022 amounted to $18,567.0 thousand and $19,135.8 thousand, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

34

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2023 and 2022 were $92,702 and $90,813, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due to B&C totaled $0 as of December 31, 2023, and 2022, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2023, and 2022, B&C owes the Company $485.7 thousand and $387.3 thousand, respectively for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In April 2022, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2023, and 2022 amounted to $8,811.3 thousand and $7,944.0 thousand, respectively. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2023 and 2022 were $49.8 thousand and $46.9 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $90.5 thousand and $0 as of December 31, 2023, and 2022, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. As of December 31, 2023, and 2022, Spicy owes the Company $0 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $2,531.3 thousand and $3,072.5 thousand was incurred for the years ended December 31, 2023, and December 31, 2022, respectively.

As of December 31, 2023, and 2022, the Company had outstanding, related party loan receivables in the amount of $8,453.7 thousand and $1,776.8 thousand respectively. The Company calculates interest ranging from 2.05% to 4.03% per annum. The loans can be paid off any time prior to their relative due dates.

As of December 31, 2023, the Company had an additional related party loan receivable in the amount of $171,2 thousand. The Company calculates interest at 5.3% per annum. The loans can be paid off any time prior to their relative due dates.

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 1,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961.0 thousand and secured by a pledge of 4,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $653.7 thousand and secured by a pledge of 1,100 Common Units held by Mr. Murray.

35

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150.0 thousand.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Interests equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

17.	COMMITMENTS AND CONTINGENCIES

Operating Leases The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $1,525.1 thousand for the year ended December 31, 2023 (see Note 12). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

A summary of future annual minimum lease payments on all operating leases as of December 31, 2023, in aggregate of 6,682.6 thousand, can be seen on note 12.

Litigation The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company’s counsel.

The City of Los Angeles has issued an assessment notice to Skybound Interactive, LLC (an indirect wholly-owned subsidiary of the Company) following an audit of Skybound Interactive, LLC’s business tax payments for the tax years 2018 – 2023. The notice states that Skybound Interactive, LLC has outstanding tax liability to the City of Los Angeles in the amount of $132,114.53. Skybound Interactive, LLC has paid the principal amount of the tax liability but has submitted a statement of disagreement to the City of Los Angeles to dispute the accrued interest and penalties.

36

18.	REVENUES

The Company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenue for December 31, 2023 and 2022:

For the years ended December 31,	2023	2022
Physical product sales	$28,241.3	$25,011.5
Digital product sales	9,442.8	6,706.9
Licensing and royalty	26,979.9	27,754.9
Services	26,441.9	37,320.4
Other	6,212.9	4,196.6
Net sales	$97,318.8	$100,990.3

The following table represents the Company’s revenue for December 31, 2023. The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a “point-in-time” and from sources that are recognized “over-time and other” were as follows:

For the years ended December 31,	2023	2022
Point in time (1)	45.1%	35.6%
Over time and other (2)	54.9%	64.4%
Net sales	100%	100%

(1)	Revenue recognized at a “point-in-time” is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.
(2)	Revenue recognized “over-time and other revenue” is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company’s sales by geographical region for the years ended December 31, 2023 and 2022:

For the years ended December 31,	2023	2022
Asia	$15,169.9	$15,438.0
Europe	13,438.0	20,380.7
Middle East	541.1	683.5
North America	67,017.9	62,745.8
Oceania	527.7	1,613.6
South America	24.2	128.6
Africa	600.0	-
Total sales	$97,318.8	$100,990.2

37

In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenue for December 31, 2023 and 2022, respectively:

For the year ended December 31, 2023	Beginning Balance	New Transactions	Revenue	Ending Balance
Physical product	$2,003.1	$619.9	$(2,162.2)	$460.8
Licensing and royalties	3,406.4	2,335.6	(1,633.5)	4,108.5
Services	13,154.5	11,160.8	(14,730.1)	9,585.2
Total	$18,564.0	$14,116.3	$(18,525.8)	$14,154.5

For the year ended December 31, 2022	Beginning Balance	New Transactions	Revenue	Ending Balance
Physical product	$1,997.3	$1,434.9	$(1,429.1)	$2,003.1
Licensing and royalties	3,642.7	4,365.0	(4,601.3)	3,406.4
Services	5,640.3	13,977.9	(6,463.7)	13,154.5
Total	$11,280.3	$19,777.8	$(12,494.1)	$18,564.0

Future annual revenues from deferred revenues are as follows:

For the years ended December 31,
2024	$6,498.3
2025	4,687.1
2026	608.1
2027	291.4
Total	$12,084.9

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

38

In 2020, the Company entered into an agreement with PUBG (Krafton, Inc) to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement, the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company purchases inventory, facilitates sales through the Company customers, invoices for the revenue, and collects payment of those invoices. The Company receives a fee of $1 per unit of physical sales and $0.60 per unit of digital sales. The Company recognized revenue upon sale of the product, which is initiated once the invoice is raised. The Company kept the receivables in an account separate from trade receivables to reflect the funds collected on behalf of PUBG (Krafton, Inc). In addition, the Company also records the initial liability to the PUBG (Krafton, Inc).

At the end of December 31, 2023, the Company held $212.4 thousand of third-party receivables, related to the August 1, 2020 agreement with PUBG (Krafton, Inc) for the game which launched on December 1, 2022.

19.	INCOME TAXES

The total current tax and provision for income tax expense consists of the following as of December 31, 2023 and 2022:

For Years Ended December 31,	2023	2022
Current tax expense:
Federal	$-	$785.5
State and local	0.0	86.9
Foreign	0.0	0.0
Total current tax expense	0.0	872.4

Deferred tax expense:
Federal	(723.3)	4,091.1
State and local	(141.6)	800.8
Foreign	18.6	(105.2)
Total deferred tax expense	(846.3)	4,786.7
Total income tax expense	$(846.3)	$5,659.1

Deferred tax assets consist of the following as of December 31, 2023 and 2022:

For Years Ended December 31,	2023	2022
Deferred tax asset/(liability) attributable to:
Net operating loss	$2,784.6	$1,938.4
Stock-based compensation	841.9	841.9
Intangible Assets	691.3	691.3
Accruals and other	360.3	360.3
Deferred Tax Assets	4,678.0	3,831.8
Deferred tax liability - Unrealized gain on derivative asset	(4,238.3)	(4,238.3)
Deferred tax liability - Other	(53.5)	(53.5)
Net deferred tax asset/(liability)	$386.2	$(460.0)

As of December 31, 2023, the Company had total combined, net operating loss carryforwards for federal, state and foreign income tax purposes of $19,500.2 thousand, The utilization of NOL carryforwards may be carried forward indefinitely until used. The utilization of NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. The Company has determined that a valuation allowance against deferred tax assets is not necessary in any jurisdictions.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31,	2023	2022
Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$9.7
Cash paid for income taxes	50.0	2,663.5
Non cash investing and financing activities:
Common interests issued to acquire noncontrolling interest	4,600.0	-
Common interest appreciation rights issued to acquire NCI	1,112.2	-
Preferred units issued for prepaid services	-	-
Derivatives received in exchange of license	-	542.9
C2X Investment	$375.0	$750.0

21.	EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) retirement plan (the “401(k) Plan”) that covers eligible employees of the Company. Under the terms of the 401k(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $434.9 thousand and $297.1 thousand for December 31, 2023, and December 31, 2022, respectively which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee’s 401(k) contributions after three months of employment, based on contributions up to 4%.

22.	SUBSEQUENT EVENTS

In January 2024, the Company amended the Services Agreement with each of both Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to increase the annual fee under each agreement from $120.0 thousand to $200.0 thousand.

On February 23, 2024, the Company closed on the sale of 434 Common Units, at a price of £386.10 per Unit, for £167.6 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited.

39

The Company’s Executive Vice President, Finance, Pamela Brown, has transitioned to a consultative role with the Company. Gregory Sulak has been appointed as Chief Financial Officer of the Company as of March 4, 2024.

Effective on April 4, 2024, the Company implemented a 1-to-5 split of its issued and outstanding limited liability company equity interests. On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the “CF Offering”) through OpenDeal Portal LLC dba Republic (the “Intermediary”). The Company is offering a minimum amount of $50.0 thousand and up to a maximum amount of $5,000.0 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5.0 thousand and the maximum individual purchase amount was $5,000.0 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering will close at 11:59 p.m., Pacific time, on April 29, 2024. The Company paid the Intermediary a one-time onboarding fee of $5.0 thousand in connection with the CF Offering. At the conclusion of the CF Offering, the Company will pay the Intermediary a fee of 6% of the first $2,000.0 thousand raised in the CF Offering and 5% of the dollar amount raised in the CF Offering in excess of $2,000.0 thousand. The Intermediary will also receive compensation in the form of securities equal to 2% of the total dollar amount raised in the CF Offering.

On April 12, 2024, the Company redeemed 15 Common Units from each of David Alpert (through the Peanut & Pookie Family Trust), Jon Goldman (through the Goldman/Gross Family Trust), and Robert Kirkman (through the Kirkman Family 2014 Trust), at a price of $500 per Common Unit, for an aggregate of 45 Common Units redeemed and a total redemption price of $22.5 thousand. The foregoing redemptions have not been adjusted to reflect the Split.

In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an Invincible animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

“We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.

Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies.”

40

ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

1.1	Engagement Agreement with OpenDeal Broker LLC*
2.1	Certificate of Amendment*
2.2	Sixth Amended and Restated Limited Liability Operating Agreement*
2.3	First Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.4	Second Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.5	Third Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.6	Fourth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.7	Fifth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.8	Sixth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
4.1	Subscription Agreement*
6.2	Investment Agreement between 5th Planet Games A/S and Skybound Game Studios, Inc.*
6.3	Master Agreement between East West Bank and Skybound Game Studios*
6.4	Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.5	Amended Schedule A to the Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.6	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and David Alpert
6.7	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Jon Goldman
6.8	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Robert Kirkman
6.9	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and David Alpert
6.10	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Jon Goldman
6.11	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Robert Kirkman
6.12	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Daniel Murray
6.13	Skybound Holdings LLC - Form of Redemption Agreement

*Previously filed as an exhibit to the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm).

**Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224014247/0001493152-24-014247-index.htm).

***Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224014247/0001493152-24-014247-index.htm).

41

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 29, 2024.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-K has been signed as of April 29, 2024 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ David Alpert
Name:	David Alpert
Title:	CEO, Secretary, and Manager

/s/ Jon Goldman
Name:	Jon Goldman
Title:	Co-Chairman and Manager

/s/ Robert Kirkman
Name:	Robert Kirkman
Title:	Co-Chairman, Chief Creative Officer, and Manager

/s/ Carmen Carpenter
Name:	Carmen Carpenter
Title:	Manager

42